

September 9, 2010

James E. Ousley
Chief Executive Officer
SAVVIS, Inc.
1 SAVVIS Parkway
Town & Country, Missouri 63017

> **Re:** **SAVVIS, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **File No. 000-29375**

Dear Mr. Ousley:

We have reviewed your letter dated August 11, 2010 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 29, 2010.

Form 10-K for the fiscal year ended December 31, 2009

Item 11. Executive Compensation, page 46 (Incorporated by Reference From Definitive Proxy Statement Filed March 26, 2010)

Compensation Discussion and Analysis

Annual Bonuses

2009 Annual Incentive Plan, page 19

1. We note your response to prior comment 2. Item 402(a)(2) of Regulation S-K requires clear, concise and understandable disclosure of "all plan and non-plan compensation awarded to, earned by, or paid to" the named executive officers. We continue to believe that your current disclosure and prior responses do not provide clear, concise and understandable disclosure of how the individual goals impacted compensation awarded to, earned by, or paid to your named executive officers under your 2009 Annual Incentive Plan. In addition, we are unable to concur with your assertion that because the Committee's assessment of performance is subjective, and the individual goals are not weighted, the individual goals are not a material part of the Company's compensation policies. Where discretion is exercised to increase or decrease any element of compensation by a material amount, as here, a discussion of such exercise— including a discussion of the material factors considered, such as what the individual performance objectives are and how the assessment of performance resulted in the amount of the increase or decrease—is warranted. Please confirm your understanding.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney at (202) 551-3428 or Maryse Mills-Apenteng, Special Counsel at (202) 551-3457. Please contact me with any other questions at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief